JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

02015678

US SEC EXEMPTION
FILE NO. 82-3572

January 29, 2002

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

SUPPL

MAR 0 1 2002

Gentlemen:

Re: **JG Summit Holdings, Inc.**

In compliance with your requirement, this is to send you a copy of the following documents:

1. Monthly Report on Long Term Commercial Papers for the month ended December 31, 2001;

2. SEC Form 17-C dated January 11, 2002 re Subsidiary's Acquisition of Shares;

3. SEC Form 17-C dated January 17, 2002 re clarification of news article "JG Summit to issue $150M bonds";

4. SEC Form 17-C dated January 22, 2002 re Subsidiary's Acquisition of Shares.

Thank you very much.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

Encl: a/s

/mhd/1/28/02

SEC NUMBER 184044
FILE NUMBER__________

JG SUMMIT HOLDINGS, INC

CFC BUILDING, E. RODRIGUEZ AVE.
BAGONG ILOG, PASIG CITY

633-76-31

DECEMBER 31, 2001

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

FOR THE MONTH ENDED DECEMBER 31, 2001

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

Month: December **Year: 2001**

Name of Registrant JG SUMMIT HOLDINGS, INC.	Industry Classification: INVESTMENT HOLDING
Address: CFC Building, E. Rodriguez Avenue, Bagong Ilog, Pasig City	Tel. No.: 633-76-31
SHORT - TERM Type of Registration:	LONG-TERM Condition for Registration:
( ) a. Ordinary ( ) b. Special ( ) w/ CCL ( ) w/o CCL	( ) a. Collateral (x) b. Debt to Equity Ratio ( ) c. Financial Ratios ( ) d. Exempt from registration
Name of Selling Agent: NOT APPLICABLE	Name of Underwriter: Lead Underwriter: PCI CAPITAL CORPORATION Sub-Underwriters: SYNDICATE
Address: NOT APPLICABLE	Address: No. 1 PCIBank Tower, Makati Avenue corner H.V. dela Costa Street City of Makati
Tel. No. NOT APPLICABLE	Tel. No. 817-45-26
SEC Order No. NOT APPLICABLE	SEC Order No. LT 000055
Date Granted:	Date Granted: February 29, 1996
Expiry Date:	Expiry Date: February 28, 1997
Committed Credit Line: a. Financial Institutions: NOT APPLICABLE b. Amount: NOT APPLICABLE	

RECORDS CENTRAL RECEIVING UNIT
02 JAN 10 P4:14

I. Commercial Paper Issuances: Indicate the company's availments in the following order: a. Short-Term b. Long-Term

1a. Registered Commercial Papers: (SHORT-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

1b. Registered Commercial Papers: (LONG-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		SEE	ATTACHED	SCHEDULE			P1,500,000,000

2. Exempt per se Commercial Papers: (Includes all non-negotiable/non-assignable PNs issued under SEC. 4(a) of the New Rules on Registration of Short-term Commercial Papers).

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

II. Drawdown on Committed Credit Line:

Name of Financial Institutions	Drawdown during the Month	Total To-Date
	N O N E	

I hereby certify that all the information set forth in the above report are true and correct of my own knowledge.

NOTED BY:

BPI STOCK TRANSFER,	PCI CAPITAL CORPORATION	JG SUMMIT HOLDINGS, INC
LIBERTINE J. PASION	ELEANOR HILADO/GABRIEL LIM	JAMES L GO Chairman

REPUBLIC OF THE PHILIPPINES)
IN THE CITY OF IN QUEZON CITY, M.M.

JAN 10 2002

SUBSCRIBED AND SWORN TO before me this ______ day of ______, 2000 the above affiant exhibiting to me his/her Community Tax Certificate No 08187528 issued at Pasig City on Feb. 23, 2001.

JOEL G. GORDOLA
Notary Public
Until December 31 2002
PTR No. 2846657, 1/02/02, Q.C.

Doc. No. 233
Page No. 36
Book No. 5
Series of 02

JG SUMMIT HOLDINGS, INC.
Schedule of Registered Commercial Paper Issuances (Long-Term)
December 31, 2001

TRANCHE I

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	April 10, 2003	10.877%	P 8,400,000
2. Board of Trustees of PERAA - D	April 10, 2003	10.877%	900,000
3. PCI Capital Corporation	April 10, 2003	10.877%	22,500,000
4. Phil. Commercial International Bank	April 10, 2003	10.877%	45,000,000
5. United Coconut Planters Bank	April 10, 2003	10.877%	55,800,000
6. BPI Capital Corporation	April 10, 2003	10.877%	9,000,000
7. International Capital Corporation	April 10, 2003	10.877%	4,500,000
8. Phil. Commercial Capital Corporation	April 10, 2003	10.877%	9,000,000
9. Citytrust Banking Corporation	April 10, 2003	10.877%	9,000,000
10. Corporate Investment Phils., Inc.	April 10, 2003	10.877%	4,500,000
11. China Banking Corporation	April 10, 2003	10.877%	18,000,000
12. Equitable PCI Bank Trust as Investment Mgr. Of Ret. Gratuity Fund of Philex Mining Corp.	April 10, 2003	10.877%	30,000,000
13. Equitable PCI Bank Trust as Investment Mgr. Of Norkis Group of Companies	April 10, 2003	10.877%	2,000,000
14. Equitable PCI Bank Trust as Investment Mgr. Of Provident Fund Plan of the Southeast Asian Fisheries Dev't Center Aquaculture Dept.	April 10, 2003	10.877%	1,000,000
15. Equitable PCI Bank Trust as Investment Mgr. Of Phil Rural Reconstruction Movement	April 10, 2003	10.877%	2,000,000
16. Equitable PCI Bank Trust for Various Trust Accts	April 10, 2003	10.877%	1,000,000
17. FEB Investments, Inc.	April 10, 2003	10.877%	36,000,000
18. AB Capital and Investment Corp.	April 10, 2003	10.877%	5,400,000
19. First Metro Investment Corporation	April 10, 2003	10.877%	36,000,000
20. AIM-Scientific Research Foundation	April 10, 2003	10.877%	3,000,000
21. AIM-Jose B. Fernandez Fund	April 10, 2003	10.877%	3,000,000
22. AIM Building Fund	April 10, 2003	10.877%	3,000,000
23. Coca Cola Retirement Plan	April 10, 2003	10.877%	5,400,000
24. Solidbank Corporation	April 10, 2003	10.877%	-
25. Union Bank of the Philippines	April 10, 2003	10.877%	36,000,000
26. Penta Capital Investment Corp.	April 10, 2003	10.877%	4,500,000
27. Land Bank of the Philippines	April 10, 2003	10.877%	34,500,000
28. ABCIC-TID FAO: Board of Trustees of PERAA - E	April 10, 2003	10.877%	6,000,000
29. Deutsche Bank	April 10, 2003	10.877%	600,000
30. Metropolitan Bank and Trust Co.	April 10, 2003	10.877%	54,000,000
TOTAL TRANCHE I			P 450,000,000

JG SUMMIT HOLDINGS, INC.
Schedule of Registered Commercial Paper Issuances (Long-Term)
December 31, 2001

TRANCHE II

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf			
various accounts	May 8, 2003	11.168%	P 42,300,000
2. Board of Trustees of PERAA - D	May 8, 2003	11.168%	1,050,000
3. PCI Capital Corporation	May 8, 2003	11.168%	26,250,000
4. Phil. Commercial International Bank	May 8, 2003	11.168%	52,500,000
5. United Coconut Planters Bank	May 8, 2003	11.168%	65,100,000
6. BPI Trust	May 8, 2003	11.168%	10,500,000
7. International Capital Corporation	May 8, 2003	11.168%	9,500,000
8. Citytrust Banking Corporation	May 8, 2003	11.168%	10,500,000
9. Corporate Investment Phils., Inc.	May 8, 2003	11.168%	5,250,000
10. China Banking Corporation	May 8, 2003	11.168%	21,000,000
11. Equitable Banking Corporation	May 8, 2003	11.168%	27,000,000
12. FEB Investments, Inc.	May 8, 2003	11.168%	42,000,000
13 Global Business Bank	May 8, 2003	11.168%	6,000,000
14. AB Capital and Investment Corp.	May 8, 2003	11.168%	15,000,000
15. First Metro Investment Corporation	May 8, 2003	11.168%	42,000,000
16. Land Bank of the Philippines	May 8, 2003	11.168%	44,500,000
17. CCBPI Retirement Plan	May 8, 2003	11.168%	6,300,000
18. Solidbank Corporation	May 8, 2003	11.168%	-
19. Union Bank of the Philippines	May 8, 2003	11.168%	30,000,000
20. Penta Capital Investment Corp.	May 8, 2003	11.168%	5,250,000
21 Metropolitan Bank and Trust Co.	May 8, 2003	11.168%	63,000,000
22 Insular Assurance Ltd.	May 8, 2003	11.168%	-
TOTAL TRANCHE II			P 525,000,000

JG SUMMIT HOLDINGS, INC.
Schedule of Registered Commercial Paper Issuances (Long-Term)
December 31, 2001

TRANCHE III

Name of LTCP Holder	SERIES B Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf			
various accounts	June 6, 2003	10.237%	P 16,550,000
2. Board of Trustees of PERAA - D	June 6, 2003	10.237%	1,050,000
3. PCI Capital Corporation	June 6, 2003	10.237%	26,250,000
4. Phil. Commercial International Bank	June 6, 2003	10.237%	42,500,000
5. Equitable PCIBank Trust as Investment Mgr. Of			
Pilipinas Shell Petroleum Corp. Non-contributing			
Ret. Gratuity Fund	June 6, 2003	10.237%	3,000,000
6. Equitable PCIBank Trust as Investment Mgr. Of			
First Phil. Industrial Corp. Employees' Ret. Plan	June 6, 2003	10.237%	2,000,000
7. Equitable PCIBank Trust as Investment Mgr. Of			
Consolidated Industrial Gases Inc. Employees'			
Ret. Plan	June 6, 2003	10.237%	5,000,000
8. BPI Trust	June 6, 2003	10.237%	10,500,000
9. United Coconut Planters Bank	June 6, 2003	10.237%	65,100,000
10. Phil. Commercial Capital, Inc.	June 6, 2003	10.237%	5,500,000
11. Citytrust Banking Corporation	June 6, 2003	10.237%	10,500,000
12. Corporate Investment Phils., Inc.	June 6, 2003	10.237%	5,250,000
13. China Banking Corporation	June 6, 2003	10.237%	21,000,000
14. Equitable Banking Corporation	June 6, 2003	10.237%	42,000,000
15. FEB Investments, Inc.	June 6, 2003	10.237%	42,000,000
16. Global Business Bank	June 6, 2003	10.237%	9,000,000
17. AB Capital and Investment Corp.	June 6, 2003	10.237%	12,000,000
18. First Metro Investment Corporation	June 6, 2003	10.237%	42,000,000
19. All Asia Capital and Trust Corp.	June 6, 2003	10.237%	1,250,000
21. Land Bank of the Philippines	June 6, 2003	10.237%	41,000,000
22. CCBPI Retirement Plan	June 6, 2003	10.237%	6,300,000
23 Union Bank of the Philippines	June 6, 2003	10.237%	42,000,000
24 Penta Capital Investment Corp.	June 6, 2003	10.237%	5,250,000
25 Metropolitan Bank and Trust Co.	June 6, 2003	10.237%	63,000,000
26 Insular Life Assurance Ltd.	June 6, 2003	10.237%	5,000,000
TOTAL TRANCHE III			P 525,000,000
GRAND TOTAL			P 1,500,000,000

FILE

PSE Code HO-180

JG SUMMIT HOLDINGS, INC.
(Company's Full Name)

43/F Robinsons-Equitable Tower
ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila
(Company's Address: Street City/Town Province)

633-7631 to 40
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

2nd Thursday of June
(Annual Meeting Date)

SEC FORM 17-C
(Subsidiary's Acquisition of Shares)
Form Type

-NA-
Amendment Designation (If applicable)

-NA-
(Secondary License Type and File Number)

____
LCU

____
Cashier

____
DTU

184044
(SEC Reg. No.)

____
Central Receiving Unit

____
File Number

____
Document I.D.

January 11, 2002

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **January 11, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Express Holdings, Inc., a wholly-owned subsidiary of JG Summit Holdings, Inc., has acquired an additional 10,000 shares of Universal Robina Corporation at P4.40 per share.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

January 11, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/mhd

FILE

PSE Code HO-180

JG SUMMIT HOLDINGS, INC.
(Company's Full Name)

43/F Robinsons-Equitable Tower
ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila
(Company's Address: Street City/Town Province)

633-7631 to 40
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

2nd Thursday of June
(Annual Meeting Date)

SEC FORM 17-C
(Clarification of news article captioned "JG Summit to issue $150M bonds")
Form Type

-NA-
Amendment Designation (If applicable)

-NA-
(Secondary License Type and File Number)

____
LCU

____
Cashier

____
DTU

184044
(SEC Reg. No.)

____
Central Receiving Unit

____
File Number

____
Document I.D.

January 17, 2002

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **January 17, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Please refer to the following attached documents:

Annex "A" - **Fax of JG Summit Holdings, Inc. to PSE dated January 15, 2002 re correction on earlier disclosure on Annex "B" hereof.**

Annex "B" - **Fax of JG Summit Holdings, Inc. to PSE dated January 15, 2002 replying to the PSE fax dated January 15, 2002 on Annex "C" hereof.**

Annex "C" - **Fax of PSE to JG Summit Holdings, Inc. dated January 15, 2002 requesting for clarification of the Malaya news article captioned "JG Summit to issue $150M bonds".**

Annex "D" - **Malaya news article appearing in the January 15, 2002 issue captioned "JG Summit to issue $150M bonds".**

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

January 17, 2002
(Date)

/mhd

Annex "A"

PSE Code HO-180

FAX TRANSMISSION	No. of pages including cover: 1

Date	:	January 15, 2002	- Faxed 1.15.2002 (Confirmed received by EILEEN LACORTE)	
TO	:	**Philippine Stock Exchange, Inc.**	**FROM**:	**JG SUMMIT HOLDINGS, INC.**
Attention	:	**Mr. Edralin R. Santiago** Disclosure Specialist Disclosure Department Listings and Disclosure Group		**Emmanuel C. Rojas, Jr.** Corporate Secretary
Address	:	4/F PSE Center Exchange Road Ortigas Center Pasig City		40/F Robinsons-Equitable Tower ADB Ave. cor. P. Poveda St. Pasig City, Metro Manila Philippines
Fax No.	:	636-0809	Fax No. :	(632) 633-9387; (632) 633-9207
Tel. No.	:	636-0122 to 41 loc. 706/536/812	Tel. No. :	(632) 633-7631; (632) 637-1670

MESSAGE

Dear Mr. Edralin,

Re: **Clarification of Malaya News Article captioned "JG Summit to issue $150M bonds"**

Further to our fax earlier re subject, we wish to make a correction on the last paragraph re scheduled issuance of the bonds. The bonds are scheduled to be issued by the end of January (not February) 2002.

Thank you very much for your kind attention.

Very truly yours,

Emmanuel C. Rojas, Jr.
Corporate Secretary

cc: Atty. Perry L. Pe/ - Informed thru Salimar (Sec.)
Atty. Fran Yuyucheng
/mhd1/15/02 Fax No. 815-3172
Corrine Valdes (ING Barings)
848-5206

Annex "B"

PSE Code HO-180

FAX TRANSMISSION No. of pages including cover: 1

Date	:	January 15, 2002		- faxd 1.15.2002 (Confirmed received by Edralin Edralin)
TO	:	**Philippine Stock Exchange, Inc.**	**FROM:**	**JG SUMMIT HOLDINGS, INC.**
Attention	:	**Mr. Edralin R. Santiago** Disclosure Specialist Disclosure Department Listings and Disclosure Group		**Emmanuel C. Rojas, Jr.** Corporate Secretary
Address	:	4/F PSE Center Exchange Road Ortigas Center Pasig City		40/F Robinsons-Equitable Tower ADB Ave. cor. P. Poveda St. Pasig City, Metro Manila Philippines
Fax No.	:	636-0809	Fax No. :	(632) 633-9387; (632) 633-9207
Tel. No.	:	636-0122 to 41 loc. 706/536/812	Tel. No. :	(632) 633-7631; (632) 637-1670

MESSAGE

Dear Mr. Edralin,

Re: **Clarification of Malaya News Article captioned "*JG Summit to issue $150M bonds*"**

Reference is made to your fax letter dated today requesting for an official, full, accurate and fair disclosure on the news article reported in today's issue of Malaya regarding JG Summit's purported issuance of US$150 million bonds.

We hereby clarify that JG Summit Holdings, Inc. is not the issuer of the abovementioned US$150 million bonds. We however disclose that it is the intention of JG Summit Holdings, Inc. to provide a guarantee in favor of a foreign-owned subsidiary, which in turn, intends to issue at least US$100 million notes offshore. Please be informed that the issuance of the notes has not yet been effected.

Please be informed further that the approval of the Board of Directors of JG Summit Holdings, Inc. for the guarantee of the abovementioned notes was secured today.

The notes will be issued offshore targeting investor markets in Hong Kong and Singapore. The bonds are scheduled to be issued by the end of February(*) after a book building exercise. The tenor will be 4 years. Price range will be firmed after the book building process.

Thank you very much for your kind attention.

Very truly yours,

Emmanuel C. Rojas, Jr.
Corporate Secretary

cc: Atty. Perry L. Pe/ – [illegible] (Sr.)
Atty. Fran Yuyucheng
Fax no. 815-3172
Corrine Valdes (ING Barings)

Annex "C"

The Philippine Stock Exchange, Inc.

facsimile transmittal

4th Floor, Philippine Stock Exchange
Center, Exchange Road,
Ortigas Center, Pasig City
Trunkline: 636-0122 to 41 loc. 706/536/812
Fax. No. 636-0809

To	:	EMMANUEL C. ROJAS, JR. *Corporate Secretary*
Company	:	JG SUMMIT HOLDINGS, INC.
Subject	:	**"J.G. Summit to issue $150M bonds"**
Date	:	January 15, 2002

Dear Mr. Rojas:

This is with reference to the news article entitled "J.G. Summit to issue $150M bonds" published in today's issue of Malaya. The news article reported that:

> *"Hongkong-JG Summit is set to launch a $100-$150 million bond maturing in 2006 by the end of the month, sources close to the deal said.*
>
> *The deal, mandated to ING Barings, is expected to be priced at 50 to 70 bps over the average spread between Philippines '06s and Bangko Sentral Pilipinas (BSP) '05s, they said. x x x "*

We would like to request for clarification of the said news article.

In view of this, please make an **official, full, fair and accurate** written disclosure on the foregoing matter **upon receipt hereof** so that we may properly appraise the member brokers and the investing public of the same.

Respectfully yours,

MR. EDRALIN R. SANTIAGO
Disclosure Specialist

Noted by:

LUISA W. BUENAVENTURA
Supervisor, Disclosure Department

Annex "D"

Malaya, January 15, 2002

JG Summit to issue $150M bonds

HONG KONG - JG Summit is set to launch a $100-$150 million bond maturing in 2006 by the end of the month, sources close to the deal said.

The deal, mandated to ING Barings, is expected to be priced at 50 to 70 bps over the average spread between Philippines '06s and Bangko Sentral Pilipinas (BSP) '05s, they said.

This implies an indicative spread of 500 to 520 basis points over five-year Treasuries, given. Philippines 9.375 percent bonds due 2006 are quoted at 390 bps over, while the BSP's or the central bank's 6.675 percent bonds due 2005 are some 510 bps over.

"That's pretty tight. If the deal goes through, it goes to show there's a lot of excess money around," said a bond analyst with a foreign investment bank in Hong Kong.

The analyst said the company's earnings prospects were uninspiring.

JG Summit derives 43 percent of its earnings from its food operations, and the rest from telecom, real estate, textiles, petrochemicals and electronics.

The roadshow for deal is expected to kick off in Manila and move on to Hong Kong and Singapore later this week.

Proceeds raised will be used to refinance the company's debt maturing in May.

hlc

PHILIPPINE STOCK EXCHANGE, INC.
PSE Code: HO-180
OSCAR L. GOMEZ
2002 JAN 22 AM 11: 23

JG SUMMIT HOLDINGS, INC.
(Company's Full Name)

43/F Robinsons-Equitable Tower
ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila
(Company's Address: Street City/Town Province)

633-7631 to 40
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

2nd Thursday of June
(Annual Meeting Date)

SEC FORM 17-C
(Subsidiary's Acquisition of Shares)
Form Type

-NA-
Amendment Designation (If applicable)

-NA-
(Secondary License Type and File Number)

____
LCU

____
Cashier

____
DTU

184044
(SEC Reg. No.)

____
Central Receiving Unit

____
File Number

____
Document I.D.

January 22, 2002

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

02 JAN 22 AM 11:14

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **January 22, 2002**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephoner number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Express Holdings, Inc., a wholly-owned subsidiary of JG Summit Holdings, Inc., has acquired an additional 29,000 shares of Universal Robina Corporation at P4.40 per share and 200,000 shares of JG Summit Holdings, Inc. at P1.54 per share.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

January 22, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/mhd